

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 12, 2014

<u>Via E-Mail</u>
Mr. Clive T. Johnson
President and Chief Executive Officer
B2Gold Corp.
Suite 3100, 2 Bentall Centre
595 Burrard Street
Vancouver, British Columbia, V7X 1J1

>   **Re: B2Gold Corp.
>   Form 40-F for the Fiscal Year Ended December 31, 2013
>   Filed April 1, 2014
>   File No. 001-35936**

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director